Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449
KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 8 DATED AUGUST 16, 2012
TO THE PROSPECTUS DATED APRIL 13, 2012

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 13, 2012, as supplemented by supplement no. 1 dated April 13, 2012, supplement no. 6 dated July 25, 2012 and supplement no. 7 dated August 13, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the appointment of an officer by our board of directors.
Appointment of Officer
On August 13, 2012, our board of directors appointed W. Dean Henry to serve as our Chief Executive Officer. Mr. Henry succeeds C. Preston Butcher as Chief Executive Officer. Mr. Butcher will no longer serve as our executive officer, but he will continue to serve as the Chairman of our board of directors.
This change in our management structure corresponds with concurrent management changes at Legacy Partners Residential, Inc. (“LPRI”), an affiliated entity of our Legacy sponsors. Effective August 13, 2012, Mr. Henry succeeded Mr. Butcher as Chief Executive Officer of LPRI. Mr. Butcher remains the Chairman of the board of directors of LPRI. On the same date, Guy K. Hays, who serves as our Executive Vice President, succeeded Mr. Henry as President of LPRI and Robert A. Calleja succeeded Mr. Hays as Chief Financial Officer of LPRI.
Prior to his appointment as our Chief Executive Officer, Mr. Henry had served as our Executive Vice President since its inception in August 2009. Before being appointed as Chief Executive Officer of LPRI, Mr. Henry had served as LPRI’s President since 1998. Mr. Henry joined Lincoln Property Company in 1973 and was promoted to Senior Vice President in charge of all residential operations of the Western Region in 1995, and then became the President and Chief Operating Officer of LPRI in 1998 and continuing as President only since 2001. Indirectly through a trust, Mr. Henry owns and controls 30% of Legacy Partners Residential Realty LLC.
LPRI controls the management and operations of all of its affiliated Legacy residential related entities (LPRI and Legacy Partners Residential Realty LLC, together with all such affiliated Legacy residential related entities are collectively referred to as “Legacy Residential”). As Chief Executive Officer of LPRI, Mr. Henry oversees the management and operations of the Legacy Residential entities, including setting out company strategy and monitoring performance. As a member of Legacy Residential’s Investment Acquisition and Management Committee, he reviews and approves the acquisition, financing, and disposition of multifamily real estate investments. Mr. Henry routinely reviews significant asset and property management issues and the status and progress of properties under development. He is also responsible for investor relationships.
Mr. Henry has been involved exclusively in multifamily real estate acquisitions, development, financing, management, and dispositions for nearly 40 years. Over the course of his career, he has overseen the acquisition/development, financing, and management of over 33,000 residential units exceeding $3.5 billion in cost.
Since 2002, Mr. Henry has been a key figure in Legacy Residential’s sponsorship of the $269 million Legacy Partners Affordable Housing Fund, advising and investing for the State of California Public Employees’ Retirement System. He has also been a key figure in Legacy Residential’s affiliated entities’ real estate investment, management, and disposition activities as a sub-advisor to institutional clients and high net worth individuals. Mr. Henry has been involved in entities, as a sub‑advisor, that raised and invested nearly $1 billion since 1995 from large institutional clients such as the AFL-CIO Building Investment Trust, AIG Global Real Estate Investment Corp., BlackRock Realty Advisors, Inc., Capmark Investments, LP, a subsidiary of Capmark Financial Group Inc. (formerly known as GMAC Commercial Holding Corp.), Donaldson Lufkin & Jenrette, Inc. (now Credit Suisse (USA), Inc.), Equity Residential, and Goldman Sachs.
Mr. Henry serves on the Executive Committee of the National Multi-Housing Council. He is a member of the Policy Advisory Board of the Center for Real Estate at the University of California at Berkeley, and is an active member of the Urban Land Institute. Mr. Henry is past Chairman of the San Francisco YMCA and a former Board Member of Mercy Housing, a not‑for-profit affordable housing organization which has participated in the development, preservation and/or financing of more than 36,900 affordable homes in the United States. In 2012, Mr. Henry was appointed chairman of the National Association of Home Builders Multifamily Leadership Board. Mr. Henry received a Bachelor’s degree in Political Science from University of Puget Sound.

1